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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                              Amendment No. 1 to
                                  SCHEDULE TO
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                                      and

                              Amendment No. 1 to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934

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                             Sybron Chemicals Inc.
                      (Name of Subject Company (Issuer))

                       Project Toledo Acquisition Corp.
                               Bayer Corporation
                           Bayer Aktiengesellschaft
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

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                                   870903101
                     (Cusip Number of Class of Securities)
                           Bruce A. Mackintosh, Esq.
                               Bayer Corporation
                                100 Bayer Road
                           Pittsburgh, PA 15205-9741
                           Telephone: (412) 777-2000
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:

                          Daniel P. Cunningham, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

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                              September 20, 2000

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[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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          Project Toledo Acquisition Corp., a Delaware corporation (the "Purchaser"), Bayer Corporation, an Indiana corporation ("Parent"), and Bayer Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("Bayer AG"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Schedule TO") and their Schedule 13D, in each case, originally filed on September 8, 2000. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Sybron Chemicals Inc., a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, at $35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Offer to Purchase.

Item 11. Additional Information.

          On September 15, 2000, Bayer AG filed with the Antitrust Division of the Department of Justice and the FTC its Notification and Report Form under the HSR Act. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15 calendar day waiting period following the filing of the Notification and Report Form, unless Bayer AG or the Company receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. The 15 calendar day waiting period will therefore expire at 11:59 p.m. on September 30, 2000, unless a request for additional information is made.

                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PROJECT TOLEDO ACQUISITION CORP.,

                                          By: /s/ John L. Williams
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                                              Name:  Dr. John L. Williams
                                              Title: President


                                          BAYER CORPORATION,

                                          By: /s/ E.L. Foote, Jr.
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                                              Name:  E.L. Foote, Jr.
                                              Title: Executive Vice President


                                          BAYER AKTIENGESELLSCHAFT,

                                          By: /s/ Roland Hartwig
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                                              Name:  Dr. Roland Hartwig
                                              Title: General Counsel

Dated:  September 20, 2000